SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

April 30, 2013

VIA COURIER AND EDGAR

Re:	SAIC Gemini, Inc.
Amendment No. 1 to Registration
Statement on Form 10-12B
File No. 001-35832

Ms. Luna Bloom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Bloom:

On behalf of SAIC Gemini, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on March 7, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Furthermore, we are providing the following responses to your comment letter, dated April 4, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

General

1.	Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them. Tell us whether the form of solvency and tax opinions will be exhibits to the distribution agreement, as well as whether you otherwise plan to file those opinions. If you do not plan to file the solvency opinions, please provide their forms to us with your response.

The Registrant will file any remaining required exhibits in one or more future pre-effective amendments. The Registrant understands that the Staff requires a reasonable amount of time for review. The form of solvency and tax opinions will not be exhibits to the distribution agreement, and the Registrant does not intend to file those opinions as part of the Registration Statement. The opinions will not contain any information material to investors that is not already described in the Registration Statement.

In response to the Staff’s comment, we note that the receipt by SAIC, Inc. (“Parent”) of a written solvency opinion from a financial advisor is a stated condition to the completion of the spin-off for the sole benefit of Parent’s board of directors. Parent is not required to obtain a solvency opinion from any specific financial advisor or in any predetermined form, and Parent may waive the condition in its sole discretion. In addition, the Registrant respectfully advises the Staff that the solvency opinions will not be finalized and delivered, if at all, until after the Registration Statement is declared effective. In any event, the Registrant does not anticipate that the solvency opinion, if delivered, will contain any unusual or extraordinary terms or conditions as compared to solvency opinions provided in other similar spin-off transactions.

As described in our response to Comment 2 below, we note that the Registrant has provided the pro forma balance sheet information in Amendment No. 1 that was not furnished in the initial filing of the Registration Statement showing the amount of the expected incurrence of indebtedness by the Registrant and the amount of the intercompany dividend that the Registrant expects to pay to Parent prior to the spin-off.

Summary of the Spin-Off

Conditions to the Spin-Off, page 11

2.	Provide a cross reference to an appropriate section of the body of the Information Statement where you provide additional disclosure that summarizes the material assumptions, limitations and conclusions of the solvency opinions, as well as the impact of those opinions in selecting the total debt level and the allocation of the indebtedness between SAIC, Inc. and New SAIC. Explain why and how the debt has been allocated between the companies. To the extent that the indebtedness levels of SAIC, Inc. or New SAIC are expected to vary materially from the historical debt levels, expand Management’s Discussion and Analysis and other appropriate sections of the Information Statement such as Description of Material Indebtedness.

The Registrant has revised its disclosure on pages 39, 57 and 104 of Amendment No. 1 to more specifically describe how Parent and the Registrant will determine the amount of debt to be raised by the Registrant immediately prior to the spin-off, the amount of the intercompany dividend from the Registrant to Parent and the resulting total debt at each of the Registrant and Parent after giving effect to the spin-off. The Registrant respectfully advises the Staff that it will include the amount of the debt that the Registrant will incur and the amount of the proceeds of such debt that will be distributed to Parent in a subsequent pre-effective amendment to the Registration Statement.

The Registrant respectfully advises the Staff that the board of directors of Parent will not select the total debt level and the allocation of the debt between the Registrant and Parent on the basis of the solvency opinions. Rather, the board will determine the amount and allocation of the debt based on the anticipated trading levels of the common stock of both companies, credit ratings considerations and the health and liquidity of the debt markets at the time the debt is incurred. It is the objective of the board of directors of Parent to create two well-capitalized and financially viable companies. As described in the response to Comment 1 above, the Registrant respectfully advises the Staff that the distribution agreement will not require any predetermined form of solvency opinion and that the solvency opinion will not be finalized and delivered until after the Registration Statement is declared effective. Accordingly, the Registrant does not believe that additional disclosure regarding the content of the solvency opinions would be appropriate or beneficial to investors.

Risks Relating to Our Business, page 16

3.	Please continue to update your risk factor disclosures to reflect any known changes in the impact that sequestration cuts may have on your business, as well as changes in the status of the U.S. Government’s continuing resolution as it relates to federal funding.

As requested by the Staff, the Registrant will continue to update its risk factor disclosures to reflect any known changes in the impact that sequestration cuts may have on its business or the status of the U.S. Government’s continuing resolution as it relates to federal funding. With respect to Amendment No. 1, no matters have arisen which warrant an update to the risk factor entitled “A decline in the U.S. Government defense budget, changes in spending or budgetary priorities or delays in contract awards may significantly and adversely affect our future revenues and limit our growth prospects.” However, the Registrant has revised its disclosure on page 17 of Amendment No. 1 in response to the approval of certain U.S. Government fiscal year 2013 spending bills and the extension of the continuing resolution for other U.S. Government agencies under “Because we depend on U.S. Government contracts, a delay in the completion of the U.S. Government’s budget process could delay procurement of the services and solutions we provide and have an adverse effect on our future revenues.”

“The U.S. Government may terminate, cancel, modify or curtail any of our contracts…,” page 20

4.	Provide a brief summary of the extent to which the Government has terminated, canceled, modified or curtailed your contracts in recent periods, and summarize any material impacts in quantitative as well as qualitative terms. In the Business section discussion of your Government contracts, provide a materially complete discussion of your historical experience with renegotiation or modification of the U.S. Government and the effects of such events on you. We refer you to Item 101(c)(ix) of Regulation S-K.

The Registrant advises the Staff that, in the past three fiscal years, there have been only two instances where its U.S. Government customers have significantly terminated, canceled, modified or curtailed the scope of negotiated contracts. First, during fiscal 2012, the U.S. Army terminated for convenience the $2.7 billion Brigade Combat Team Modernization contract, which resulted in the elimination of approximately $500 million in contract backlog. Secondly, during the first quarter of fiscal 2014, a contracting officer terminated a task order for cause relating to performance of services to the U.S. Army National Guard Enterprise Operations and Security Services center, which is expected to result in the elimination of approximately $58 million in contract backlog in fiscal 2014. The Company is in the process of challenging the termination of this task order. In response to the Staff’s comment, the Registrant has updated its disclosure on pages 69 and F-26 of Amendment No. 1 to include this information.

Unaudited Pro Forma Combined Financial Statements, page 46

5.	We note that your unaudited pro forma combined financial statements give effect to the incurrence of indebtedness and a distribution to Parent. Please tell us when you expect the approvals and agreements relating to these transactions to be finalized. Also, please confirm that you plan to only include pro forma adjustments for these transactions to the extent all of the agreements have been finalized. Otherwise, please tell us why you consider these adjustments to be factually supportable.

The Registrant has updated its disclosure on pages 46-50 of Amendment No. 1 to reflect pro forma adjustments giving effect to the incurrence of indebtedness and a distribution to Parent. The adjustments presented represent the Registrant’s expectation as to the amount and general terms of the indebtedness that it has discussed with lenders and anticipates will be finalized prior to the spin-off. At the time the Registrant requests the Registration Statement to be declared effective, the Registrant expects that it will have a term sheet from the lenders regarding such indebtedness which confirms the amount of the indebtedness to be incurred and sets forth the material covenants and conditions and other materials terms to be contained in the definitive credit agreement. In addition, the distribution to Parent will have been fully discussed and reviewed by Parent’s Board of Directors. Accordingly, the Registrant believes that the amount of indebtedness and the distribution to Parent will not change materially prior to the spin-off and is factually supportable.

6.

We note that your unaudited pro forma combined financial statements give effect to the transactions contemplated by the Distribution Agreement and related separation agreements. Please clarify your disclosure to describe which transactions will be reflected in your pro forma adjustments. In your response, please clarify whether you will include adjustments related to: 1) the transfer of assets and the assumption of liabilities included in the Distribution Agreement disclosed on page 100; 2) employment, compensation and benefits arrangements included in the Employee Matters Agreement disclosed on page 101; and 3) fees related to transition services provided by the Parent under the Transition Services Agreement disclosed on page 101. Also, please tell us the factors you considered in determining whether to include these adjustments and specifically address how you applied the guidance in Article 11-02(b)(6) of Regulation S-X.

At present, the Registrant expects the transactions that will be reflected in its pro forma adjustments to consist only of the adjustments reflected on pages 46-50 of Amendment No. 1. As requested by the Staff, the Registrant has clarified the disclosure appearing on pages 15 and 46 of Amendment No. 1 as to the nature of the pro forma adjustments.

The Registrant does not anticipate that the transfers of assets and assumptions of liabilities to be effected by the Distribution Agreement will differ in any material respect from the assets and liabilities reflected in the Registrant’s financial statements included in Amendment No. 1. The Registrant does not presently expect employment, compensation and benefits arrangements or fees related to transition services agreements to have a material continuing impact on its results of operations.

The Registrant respectfully advises the Staff that there are no other pro forma adjustments which meet the guidance in Article 11-02(b)(6) of Regulation S-X. The pro forma adjustments included in the Unaudited Pro Forma Combined Statement of Income on page 47 of Amendment No. 1 only give effect to events that are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the Registrant; and (iii) factually supportable. Similarly, the pro forma adjustments included in the Unaudited Pro Forma Combined Balance Sheet on page 48 of Amendment No. 1 only give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are nonrecurring.

7.	We will need sufficient time to process your amendments once your pro forma adjustments are finalized and the dollar amounts are known and we may have further comments at such time.

The Registrant has revised its disclosure on pages 46-50 of Amendment No. 1 to include additional information regarding the pro forma adjustments. The Registrant acknowledges that the Staff will need sufficient time to review the pro forma financial statements if there are any changes to such adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

8.	Please update your disclosure to reflect the terms of the debt once finalized. To the extent that the relevant terms of such facilities are known, although not yet finalized, please provide the material terms including amounts available, related interest rates, maturity dates, collateral requirements, and any other material terms believed to be beneficial.

Consistent with the response to Comment 5, the Registrant has revised its disclosure on pages 46-50 of Amendment No. 1 to reflect pro forma adjustments giving effect to the incurrence of indebtedness and a distribution to Parent. The amounts presented represent the Registrant’s expectation as to the amount and terms of the debt and the amount of the distribution to Parent that will be approved and finalized. Such amounts and terms are not expected to change materially prior to the spin-off.

The Registrant expects to finalize a term sheet from lenders which confirms the amount of the debt to be incurred and sets forth the material covenants and conditions and other materials terms to be contained in the definitive credit agreement. The Registrant will update its disclosure to reflect the terms of the debt in a subsequent pre-effective amendment to the Registration Statement, including amounts available, related interest rates, maturity dates, collateral requirements and any other material terms that the Registrant believes to be beneficial to investors in the Registrant’s common stock.

Goodwill and Intangible Assets Impairment, page 61

9.	We note that you face uncertainty in your business environment due to the substantial fiscal and economic challenges facing the U.S. Government, your primary customer and that adverse changes in fiscal and economic conditions, such as the implementation of sequestration, could result in an impairment of goodwill. Please clarify the reporting units you have identified for purposes of goodwill impairment testing. Further, to the extent that your reporting units’ estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	discuss the degree of uncertainty associated with the key assumptions; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Lastly, please tell us if you have identified any indicators of impairment or changes in fair value subsequent to the most recent balance sheet date and what consideration you gave to disclosing these factors.

The Registrant has revised its disclosure on page 61 of Amendment No. 1 to state that its reporting units are its two operating segments, Technical and Engineering Services and Enterprise IT. Each operating segment consists of components having similar economic characteristics as evaluated under ASC 280-10-50-11. The Registrant’s Technical and Engineering Services operating segment consists entirely of components which were part of Parent’s Defense Solutions Group. The Registrant’s Enterprise IT operating segment represents the aggregation of the Enterprise IT components of Parent’s Health, Energy and Civil Solutions Group and the Enterprise IT components of Parent’s Defense Solutions Group.

The Registrant’s reporting units’ estimated fair value substantially exceeds their carrying value. In response to the Staff’s comment, the Registrant has updated its disclosure on page 61 of Amendment No. 1 to disclose this determination. No indicators of impairment or changes in fair value have been identified subsequent to January 31, 2013.

Properties, page 73

10.	Please clarify in your Information Statement whether the leased and owned properties described are currently shared with other business units of SAIC, Inc. and what the expectation is for the use of those properties after the separation. For example, please clarify whether the leases will be assigned to New SAIC, subleased from SAIC, Inc. or whether there is another arrangement currently contemplated.

The Registrant has revised its disclosure on page 72 of Amendment No. 1 to clarify the arrangements currently contemplated with respect to owned and leased properties, including the assignment of leases to the Registrant and sublease arrangements between Parent and the Registrant.

Management, page 76

11.	Please provide Mr. Keenan’s current position with SAIC, Inc.

The Registrant has revised its disclosure on page 75 of Amendment No. 1 to disclose Mr. Keenan’s current position with Parent.

Executive Compensation

Compensation Discussion and Analysis, page 80

12.	We note the several “Going Forward” sections in your Compensation Discussion and Analysis. Please advise whether New SAIC has developed any more specific plans or arrangements relating to the prospective compensation of its executives and if so, please disclose such plans. If not, please advise on when it is expected that such plans will be finalized.

The Registrant has revised its disclosure on pages 81, 89 and 92 of Amendment No. 1 under the headings “Going Forward” to disclose its plans with respect to the prospective compensation of its executives. The Registrant advises the Staff that such plans are expected to be finalized at or about the time that Parent’s board of directors authorizes the spin-off.

Certain Relationships and Related Party Transactions, page 100

13.	Please ensure that the material rights and obligations of New SAIC and its affiliates under the agreements discussed in this section are described in a materially complete manner. Eliminate the phrase “in their entirety” from the final sentence of the first paragraph of this section. We may have specific comments concerning the descriptions of the related party agreements once they have been filed.

The Registrant has revised its disclosure on page 101 of Amendment No. 1 to eliminate the phrase “in their entirety” from the final sentence of the first paragraph. In addition, the Registrant respectfully advises the Staff that it will include a description of any terms of the agreements discussed under “Certain Relationships and Related Party Transactions” that are material to the Registrant’s investors as required pursuant to Item 404(a) of Regulation S-K in one or more pre-effective amendments and that it is aware that the Staff will need sufficient time to review such disclosure.

14.	We note your disclosure on page 78 that it is anticipated that your Ethics and Corporate Responsibility Committee will be responsible for reviewing and assessing any policies and procedures related to related party transactions. Please provide the disclosure required by Item 404(b) of Regulation S-K as it applies to New SAIC in the Certain Relationships and Related Party Transactions section of the Information Statement.

The Registrant has revised its disclosure on page 102 of Amendment No. 1 to describe the anticipated policies and procedures of the Registrant’s Ethics and Corporate Responsibility Committee for the review, approval and ratification of related party transactions in response to the Staff’s comment.

Notes to Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-7

15.	We note your disclosure that the combined balance sheets of the company include certain Parent assets and liabilities that are specifically identifiable or otherwise attributable to the company and will be transferred to the company in connection with the separation. Please tell us how the exclusion of assets and liabilities that will not be transferred to the company in connection with the separation results in a presentation that is representative of the company as if it had operated on a stand-alone basis. In this regard, please explain further how you determined that your business represents a discrete portion of Parent’s overall business.

In response to the Staff’s comment, the Registrant has revised its disclosure on page F-8 of Amendment No. 1 to read “The combined balance sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company.” The Registrant’s balance sheet as of January 31, 2013 and January 31, 2012 does not exclude any such assets or liabilities.

The Registrant is comprised of a majority of the components of Parent’s Defense Solutions Group and the Enterprise IT components of Parent’s Health, Energy and Civil Solutions Group. Collectively, this constitutes Parent’s technical, engineering and enterprise information technology services business, which contains operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the remainder of Parent’s business. Effective with the beginning of the first quarter of fiscal year 2014, the Registrant is being managed as a reporting segment of Parent. Parent’s Form 10-Q for the first quarter of fiscal 2014 and subsequent filings will report historical financial results that have been recast to reflect this new segment structure.

Note 3. Goodwill and Intangible Assets, page F-15

16.	Please tell us how you determined the amount of goodwill and intangibles to attribute to the company. Please clarify your disclosures accordingly. Also, please clarify whether you adopted the guidance in ASU 2011-08 on February 1, 2012 and if so, tell us how this guidance is reflected in your current policy footnote disclosures.

The Registrant determined the amount of goodwill and intangibles to attribute to the Registrant by specifically identifying the historical acquisitions that are included in the components of its business. In response to the Staff’s comment, the Registrant has updated its disclosure on page F-11 accordingly.

The Registrant respectfully advises the Staff that it is aware of the guidance in ASU 2011-08, but the Registrant has elected to not undertake this qualitative assessment and continues to perform its annual impairment test using the two-step approach as prescribed by ASC 350, Intangibles – Goodwill and Other. Accordingly, the Registrant has not reflected the ASU 2011-08 guidance in the policy footnote disclosures in Note 1 to the audited financial statements included in Amendment No. 1.

Note 8. Leases, page F-24

17.	We note that the company occupies most of its facilities under operating leases. Please clarify whether the rental expense and the future minimum lease commitments that you disclose are allocated expenses and, if so, describe how such amounts were determined.

The Registrant respectfully advises the Staff that it has allocated rental expense and future minimum lease commitments to the Registrant in accordance with Staff Accounting Bulletin Topic 1B, using square footage and primary occupancy utilization, respectively. The Registrant has revised its disclosure on page F-22 of Amendment No. 1 to clarify how such amounts were determined.

Note 10. Business Segment Information, page F-25

18.	We note that your two operating segments, technical and engineering services and enterprise IT services, are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria in ASC 280. Please explain further how you applied the factors in ASC 280-10-50-22 in making this determination. Also, please tell us how these operating segments have previously been reflected in the reporting segments in the Parent’s financial statements and explain any differences in presentation between the Parent’s financial statements and your financial statements.

Background on Operating Segments

As discussed in the response to Comment 9, the Registrant’s two operating segments are Enterprise IT and Technical and Engineering Services. The Registrant’s Enterprise IT operating segment represents the aggregation of the Enterprise IT components of Parent’s Health, Energy and Civil Solutions Group and the Enterprise IT components of Parent’s Defense Solutions Group. The Registrant’s Technical and Engineering Services operating segment consists entirely of components which were part of Parent’s Defense Solutions Group. Parent’s Health, Energy and Civil Solutions Group and Defense Solutions Group each represent separate reporting segments of Parent.

Aggregation Assessment Performed

The Registrant performed the following assessment to support its conclusion to aggregate its two operating segments into one reporting segment.

ASC 280-10-50-11 provides the following criteria for aggregating operating segments with similar characteristics:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

In determining the similarity of economic characteristics, paragraphs 55-7A – 55-7C provide the following elaboration:

…operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

Likewise, if segments generally do not have similar economic characteristics, but in the current year have similar gross margins or sales trends and it is not expected that the similar gross margins or sales trends will continue in the future, it should not be presumed that the segments should be aggregated for the current-year segment disclosures just because current economic measures are similar.

Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.

Similarity of Economic Characteristics

The Technical and Engineering Services operating segment and the Enterprise IT operating segment share similar economic characteristics inherently driven by the nature of government contracting as they are subject to the same regulatory environment governed by U.S. Government Cost Accounting Standards (CAS) and Federal Acquisition Regulations (FAR). This set of regulations governs and defines the bid and proposal process, policies for establishing the profit or fee portion in price negotiations, and common cost accounting structures; defines direct contract costs versus indirect costs; determines the methodology for allocation of indirect costs and distinguishes the types of costs chargeable or allowable under government contracts from those that are not allowable. The substantial majority of both the Technical and Engineering Services segment and the Enterprise IT segment revenues are derived from services provided through contractual arrangements as either a prime contractor or subcontractor to other contractors, to departments and agencies of the U.S. Government.

The profit margins typically fall within a common band because obtaining U.S. Government contracts is a highly competitive process where the pricing mechanisms are structured by the customer in accordance with the requirements of the FAR, which prescribes specific policies for determining the negotiated profit margin.

Since the preponderance of revenue is derived from the U.S. Government (see below under “Similarity of Type or Class of Customers”), the operating income of each segment tends to be approximately 6-8% of revenue, as presented below:

Segment Operating Income

		2013				2012
Operating Income	Enterprise IT	Tech & Eng Services	Corp	Total	Enterprise IT	Tech & Eng Services	Corp	Total
Revenue	1,973	2,808	-	4,781	1,862	2,871	(0)	4,733
Cost of Revenues	1,797	2,577	(1)	4,373	1,676	2,631	(0)	4,307
Selling, general and administrative expenses	38	57	4	99	41	46	39	127
Separation transaction expenses	-	-	28	28	-	-	-	-
Operating income	139	174	(32)	281	145	193	(39)	299
Operating income percentage	7.0%	6.2%		5.9%	7.8%	6.7%		6.3%

The Registrant expects operating income as a percentage of revenue to be similar in future years given the similarity in the nature of the business, services provided, customers served, availability of funding from the U.S. Government and regulatory environment in which both segments operate. Any previous or future differences in growth rates or margins that may occur are generally a result of wins or losses for specific contract procurements (i.e., short-term differences that offset each other over the long-term), not from differences in fundamental economic characteristics between the segments.

Similarity of Products and Services

Both segments deploy a technically skilled workforce to provide services through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Both segments generate the vast majority of their revenues from value-added labor activities performed or sub-contracted to third parties and standard materials provided under these contracts. The primary value-add to the customer is the technical labor.

Similarity of Production Processes

The Registrant is a service provider whose deliverables are primarily dictated by contractual requirements rather than standard production processes. The majority of revenue in both segments is derived from services provided by the Registrant or through its subcontractors.

Similarity of Type or Class of Customer

Both segments generate the preponderance of their annual revenues from the U.S. Government. Since the U.S. Government is the ultimate end customer and the contracts are subject to the same contract acquisition and performance requirements, the different departments and agencies of the U.S. Government are not considered to be a different type or class of customer.

Segment Revenue by Customer

	2013		2012
Customer	Enterprise IT	Technical and Engineering Services	Enterprise IT	Technical and Engineering Services
US Government	95%	97%	95%	97%
Other Customers	5%	3%	5%	3%
Total	100%	100%	100%	100%

Similarity of Methods Used to Distribute Products or Provide Services

The Registrant’s business strategy includes expanding its offerings to its larger U.S. government customers and pursuing previously underserved U.S. government customers. Both segments are organized in the same manner and will pursue the market through customer facing groups, housing dedicated business development teams. The majority of new business is captured by these business development teams who largely respond to requests for proposals. The segments routinely submit white papers to potential customers highlighting capabilities and participate in trade shows in order to demonstrate capabilities. Additionally, as both segments’ primary customer is the U.S. Government, they follow the standardized procedures and regulations set by the U.S. Government for pursuing and bidding on U.S. Government contracts.

Similarity of Regulatory Environment

Both segments operate in a regulated market monitored by the Defense Contract Management Agency (DCMA) and the Defense Contract Audit Agency (DCAA). As indicated above, both segments are subject to a common set of regulations as they must follow CAS and FAR standards. This set of regulations governs and defines the bid and proposal process, policies for establishing the profit or fee portion in price negotiations, and common cost accounting structures; defines direct contract costs versus indirect costs; determines the methodology for allocation of indirect costs and distinguishes the types of costs chargeable or allowable under government contracts from those that are not allowable.

Conclusion

The Registrant’s segments have similar economic characteristics and are similar with respect to all of the aggregation criteria stated in ASC 280-10-50-11.

ASC 280-10-10-1 provides the following objectives and principles of segment reporting:

The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance

b.	Better assess its prospects for future net cash flows

c.	Make more informed judgments about the public entity as a whole.

Based on the forgoing analysis, the Registrant believes that its decision to aggregate its operating segments into one reportable segment is consistent with these objectives.

Note 11. Legal Proceedings

General, page F-25

19.	We note the disclosure of legal proceedings relating to Data Privacy Litigation, Derivative & Securities Litigation, Greek Government Contract and Nuclear Regulatory Commission in the Parent’s Form 10-K for the year ended January 31 2013. Please tell us what consideration you gave to whether any liabilities or contingent liabilities relating to these matters are attributable to the company, and to including any related liabilities or disclosures in these financial statements.

In order to determine which legal proceedings and contingencies were applicable to the Registrant, the Registrant specifically identified those legal matters and contingencies associated with its components. Each liability and expense related to a component of the Registrant was reflected in the Registrant’s financial statements and the underlying matter was evaluated for disclosure in the Registrant’s financial statements. None of the Data Privacy Litigation, Greek Government Contract or Nuclear Regulatory Commission matters related to the historical operations of the Registrant’s components. Accordingly, the Registrant did not attribute any liabilities or contingent liabilities related to these matters to the Registrant.

In evaluating the Derivative and Securities Litigation, the Registrant identified that the cause for action in these matters was the Timekeeping Contract with the City of New York (discussed in the response to Comment 20 below) and the Data Privacy Litigation (discussed above). Since neither of these matters was related to the components comprising the Registrant’s business operations, the Registrant concluded that the Derivative and Securities Litigation was likewise not attributable to it.

Timekeeping Contract with City of New York, page F-25

20.	We note the disclosure in the Parent’s Form 10-K for the year ended January 31, 2013 that in March 2012, Parent reached a settlement with the U.S. Attorney’s Office and the City of New York relating to the CityTime investigation, whereby Parent paid approximately $500 million. Please tell us if any settlement expenses relating to this matter are recorded in the company’s financial statements and explain the factors you considered in making this determination.

No settlement expenses are recorded in the Registrant’s financial statements relating to Parent’s settlement with the U.S. Attorney’s Office and the City of New York relating to the CityTime investigation. Consistent with the process described in the response to Comment 19, the Registrant identified each legal settlement and contingency to the component whose alleged conduct gave rise to the underlying matter. The business operation which negotiated, managed and performed on the CityTime contract is not a component of the Registrant. This business operation delivered complex system solutions and, therefore, is not aligned with the Registrant’s focus on services.

21.	We note that communications with relevant government agencies concerning your specific obligations relating to the deferred prosecution agreement with the U.S. Attorney’s Office for the Southern District of New York and the administrative agreement with the U.S. Army are expected to be completed prior to separation. Please update your disclosure to reflect your specific obligations under these agreements once completed.

The Registrant respectfully advises the Staff that it has not yet completed its communications regarding Parent’s deferred prosecution agreement and administrative agreement. The Registrant will update its disclosure to reflect any specific obligations that it may have in one or more pre-effective amendments. The Registrant is aware that the Staff will need sufficient time to review such disclosure.

National Center for Critical Information Processing and Storage Contract, page F-26

22.	We note that in September 2011, Parent and the U.S. Department of Justice settled the matter relating to the National Center of Critical Information Processing and Storage Contract for $25 million. We further note from your disclosures on page 57 that you recorded an expense of $22 million related to this matter. Please revise your footnote disclosures to indicate the amount of expense recorded related to this matter and tell us how you determined such amount.

In response to the Staff’s comment, the Registrant has updated its disclosure on pages F-24 and F-25 relating to the National Center for Critical Information Processing and Storage Contract to clarify that the Registrant recorded a $22 million charge during fiscal 2012, representing the settlement amount less the $3 million previously recorded by the Registrant in fiscal 2010 relating to this matter.

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The Registrant is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Xavier Kowalski at 212-455-3804, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

      Mark P. Shuman

      Laura Veator

      Kathleen Collins

SAIC Gemini, Inc.

      Raymond Veldman

      Paul Greiner

      John Hartley